Exhibit 99.1

Rogers Files 2010 Audited Financial Statements, MD&A and Annual Report to Shareholders

TORONTO, Feb. 28 /CNW/ - Rogers Communications Inc. announced today the filing with securities regulators in Canada and the U.S. of its 2010 audited annual consolidated financial statements, notes thereto, management's discussion and analysis in respect of such annual financial statements, and its annual report to shareholders.

As well as being available on the websites of the Canadian Securities Administrators (www.sedar.com) and U.S. Securities and Exchange Commission (www.sec.gov), these documents have also been posted on the Investor Relations section of Rogers Communications' rogers.com website or can be requested directly from the Company by calling 416.935.3551.

About Rogers Communications Inc.

Rogers Communications is a diversified Canadian communications and media company. We are Canada's largest provider of wireless voice and data communications services and one of Canada's leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com

%CIK: 0000733099

For further information:

Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com;
Dan R. Coombes, (416) 935-3550, dan.coombes@rci.rogers.com

CO: Rogers Communications Inc.

CNW 17:26e 28-FEB-11